UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): October 9, 2026

MASTERWORKS VAULT 3, LLC

(Exact name of issuer as specified in its charter)

Delaware	93-1920406
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1 World Trade Center, 57th Floor, New York, New York 10007

(Full mailing address of principal executive offices)

(203) 518-5172

(Issuer’s telephone number, including area code)

Class A Ordinary Shares of each series

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Sales After Expiration of Offering Statement

The offering statement on Form 1-A of Masterworks Vault 3, LLC (the “Company”) (File No. 024-12289) (the “Prior Offering Statement”) was initially qualified by the Securities and Exchange Commission (the “SEC”) on July 28, 2023. Under Rule 251(d)(3)(i)(F) of Regulation A, securities offered on a continuous basis may be offered and sold under an offering statement only if not more than three years have elapsed since its initial qualification date, unless a new offering statement covering those securities has been filed before that date. The Company did not file a new offering statement before July 28, 2026 (the “Expiration Date”).

For purposes of this report, the “Post-Expiration Sales” are sales of Class A shares for which a subscription payment was received and accepted after the Expiration Date. Sales for which a subscription payment was received and accepted on or before the Expiration Date are not Post-Expiration Sales. After the Expiration Date and through October 8, 2026, the Company accepted subscriptions of 162,819 Class A shares, at a price of $20.00 per Class A share and for aggregate gross proceeds of approximately $3,256,380, as set forth in the table below. The Post-Expiration Sales were made through the Masterworks Platform, without underwriting discounts or commissions, and each purchaser received the Company’s then-current offering circular, as qualified by the SEC. Because the Post-Expiration Sales were made after the Expiration Date, they may not have been exempt from registration under Regulation A.

Series	Artist	Class A shares	Gross proceeds
468	Yoshitomo Nara	27	$540
492	Martin Wong	441	$8,820
494	Julie Mehretu	15,270	$305,400
511	Robert Colescott	12,688	$253,760
519	Ernie Barnes	252	$5,040
529	Ernie Barnes	126	$2,520
532	Kazuo Shiraga	14,342	$286,840
535	Sam Gilliam	2,845	$56,900
538	Alighiero Boetti	18,282	$365,640
540	Martin Wong	5,154	$103,080
542	Elizabeth Peyton	19,346	$386,920
544	Lynette Yiadom-Boakye	14,606	$292,120
545	Richard Estes	3,687	$73,740
546	Carmen Herrera	6,047	$120,940
550	Andy Warhol	21,265	$425,300
552	Keith Haring	28,441	$568,820
Total		162,819	$3,256,380

Cessation of Offering

On October 9, 2026, the Company discovered that the Expiration Date had passed and immediately ceased all offers and acceptance of subscriptions for Class A shares under the Prior Offering Statement. The Company will not offer or accept subscriptions for any additional Class A shares until a new offering statement has been qualified by the SEC.

The Company intends to file a new offering statement on Form 1-A covering the Class A shares of certain of its series that remain unsold. On October 13, 2026, the Company filed an application on Form 1-A-W to withdraw Post-Qualification Amendment No. 31 to the Prior Offering Statement.

Potential Rescission Rights

Purchasers in the Post-Expiration Sales may have rights under Section 12(a)(1) of the Securities Act of 1933, as amended (the “Securities Act”), to recover the consideration paid for their Class A shares, plus interest, less any income received, upon tender of the shares, or to recover damages if they no longer own the shares. Claims under Section 12(a)(1) must be brought within one year after the violation. Purchasers may also have rescission or other rights under the securities laws of the states in which they reside, some of which provide for longer limitation periods and statutory interest at rates that may exceed federal rates. The Post-Expiration Sales could also subject the Company, Masterworks, LLC (“Masterworks”), the Company’s sponsor, or their affiliates to enforcement action, fines or penalties by the SEC or state securities regulators.

Each series of the Company owns a single Artwork and does not hold cash reserves sufficient to fund any such payment. It is anticipated that Masterworks would fund such payments; however, if Masterworks does not fund any such payments, a series may be required to sell its Artwork earlier than it otherwise would, or on unfavorable terms, which could reduce amounts available for distribution to all holders of Class A shares of that series. The Company does not currently intend to make a rescission offer. The Company cannot predict whether any purchaser will assert a claim, the outcome of any claim, or whether the SEC or any state regulator will take any action.

Forward-Looking Statements

This Current Report contains forward-looking statements, including statements regarding potential claims by purchasers and the Company’s intentions with respect to a rescission offer. These statements are subject to risks and uncertainties, and actual outcomes may differ materially. The Company undertakes no obligation to update these statements except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MASTERWORKS VAULT 3, LLC

By:	/s/ Scott W. Lynn
Name:	Scott W. Lynn
Title:	Chief Executive Officer
Date:	October 15, 2026